Synergy Advisors Group, LLC dba Synergy Advisors, LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statement
For the Year Ended December 31, 2021

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66114

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Synergy Advisors Group, LLC dba Synergy Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

840 Apollo St Suite 213

(No. and Street)

El Segundo	CA	90245
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert M. Maggiacomo	310-414-3201	bob@synergyadvisorsllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.

(Name – if individual, state last, first, and middle name)

9221 Corbin Ave, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

10/16/2018	6517
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, _____Robert M. Maggiacomo_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Synergy Advisors Group, LLC dba Synergy Advisors, LLC_, as of _December 31_, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Robert M. Maggiacomo_

Title: _Managing Partner_

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

California Jurat Certificate

State of California

County of Los Angeles

s.s.

Subscribed and sworn to (or affirmed) before me on this _8_ day of February,

20 _22_ , by Robert M. Maggiacomo and

N/A , proved to me on the basis of

satisfactory evidence to be the person(s) who appeared before me.

Signature of Notary Public

LILIAN SALINO
Notary Public - California
Los Angeles County
Commission # 2353174
My Comm. Expires Mar 27, 2025

For other copies Please Retain Same Commission Number

Seal

─────── OPTIONAL INFORMATION ───────

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this form to an unintended document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

Annual Reports
Form X-17A-5
part III

containing _____ pages, and dated _____

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: _____

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: _____



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Synergy Advisors Group, LLC dba Synergy Advisors, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Synergy Advisors Group, LLC dba Synergy Advisors, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 10, 2022



Synergy Advisors Group, LLC dba Synergy Advisors, LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$	477,059
Prepaid expenses and other assets		8,917
Total assets	$	485,976

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	451
Other taxes payable		300
Total liabilities		751

Commitments and contingencies   -

Members' equity

Members' equity		485,225
Total members' equity		485,225
Total liabilities and members' equity	$	485,976

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Synergy Advisors Group, LLC dba Synergy Advisors, LLC (the "Company") was organized according to the laws of the State of Delaware on July 31, 2003 and has been registered to do business in the State of California. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, specifically as an investment banking advisory boutique focused on providing advisory services to companies and financial buyers relating to mergers and acquisitions (buy-side, sell-side, and valuations), corporate finance matters (capital structure and financing alternatives), as well as agenting private placements financings.

The Company's revenues include retainer, success fees and other fee income. In each case, revenue is recognized in accordance with ASC Topic 606, Revenue from Contracts with Customers. Generally, this first involves the identification of the revenue amount, or transaction price; and its allocation among the required performance obligations; all as set forth in the terms of the engagement agreement. Then, revenue is recognized when earned on this basis, meaning the revenue amount is fixed or reasonably determinable; collection is probable; and the associated performance obligations are completed.   Accordingly, success fees are typically recorded as of the transaction date. Retainer fees are non-refundable and recorded as the required services are performed. Other fee income is recorded as earned from on-going business agreements. Other fee income is subject to material variables; therefore, uncertain for estimating in advance. There were no open contracts for the year ended December 31, 2021.

Commission expense is recorded in the same period as the associated revenue.

The Company has operating leases for office space not subject to ASC 842, according to the short-term lease exemption.

Although the Company works with clients in various industries, it has a focus in the various health care, life science and IT/BPO sectors.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial. There were no accounts receivable for the year ended December 31, 2021.

Property and equipment are stated at cost net of accumulated depreciation, computed using the straight-line method. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are summarized by major classification as follows:

		Useful Life
Office equipment	$ 9,163	5
Total cost of property and equipment	9,163	
Less: accumulated depreciation	(9,163)	
Property and equipment, net	$ 0	

Depreciation expense for the year ended December 31, 2021 was $0 since all property and equipment had been previously fully depreciated.

Note 3: INCOME TAXES

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For Federal Income Tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

In addition to minimal Delaware LLC fees, the Company is subject to a California limited liability company gross receipts fee, with a minimum franchise tax.

Note 4: OCCUPANCY

The Company maintains two offices under short-term lease renewal agreements of less than one year. Rent expenses amounting to $40,064 is included in other operating expenses on the Statement of Income for the year ended December 31, 2021.

Note 5. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2021 or during the year then ended.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2021 or during the year then ended.

The Company's business at any point in time is typically concentrated in a small number of engagements. Its business model is dependent on securing an ongoing flow of generally nonrecurring engagements and closing the associated transactions.

Note 7: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021, the Company had net capital of $476,308 which was $471,308 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($751) to net capital was 0.0016 to 1, which is less than the 15 to 1 maximum allowed.

Note 9: SUBSEQUENT EVENTS

The Company has evaluated events and transactions after the date of the Statement of Financial Condition through the date the financial statements were available for issuance. There have been no other such events that require recording or disclosure in the financial statements.

Note 10: COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.